VCPA4

Share price:
VCPA4:
R$ 202/ thousand shares
ADR price :
VCP: US$ 35.83
November 10, 2004

Number of shares:
38,322,699,553

Market capitalization:
R$ 7.7 billion
US$ 2.7 billion

Investor Relations:
Valdir Roque
Finance and Investor Relations Director

Alfredo F. Villares
Investor Relations Manager

Andrea Kannebley
Natasha Nakagawa
Ph: (11) 3269-4168 / 4261 /4287
Fax: (11) 3269-4066

ir@vcp.com.br

www.vcp.com.br

VCP and Suzano acquire control of Ripasa

São Paulo, November 10th, 2004 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of Latin America's largest integrated producers of paper and pulp, announced today that it has signed an agreement for the acquisition, by Suzano Bahia Sul Papel e Celulose S.A. ("Suzano") and VCP, of all of the common and preferred stock held directly and indirectly by the controlling stockholders of Ripasa S.A. Celulose e Papel ("Ripasa").

The shares will be acquired as follows:

I.   111,417,366 common shares and 35,988,899 preferred shares of Ripasa, representing 66.67% of the voting stock and 39.77% of the total stock, will be acquired and paid for by March 31, 2005, and

II.   55,708,684 common shares and 17,450,639 preferred shares of Ripasa, representing 33.33% of the voting stock and 19.74% of the total stock, will be the subject of purchase options to be exercised within up to 6 years.

The total price agreed for the transaction described in item I above is the equivalent to US$ 480 million in Reais. The total price agreed for the transaction described in item II above is the equivalent to US$ 240 million in Reais. As agreed by the parties, the total price to be paid in this transaction will include the economic value of the common shares plus a premium for control. The price to be paid for the preferred shares will be calculated by their economic value, which will be determined by a third party.

The acquisition will give Suzano and VCP equal direct or indirect holdings in the capital of Ripasa. The transaction will be submitted to the applicable authorities, including the Brazilian antitrust authorities, in the periods required. Suzano and VCP hereby announce that they will continue to operate as competitors in the markets in which they operate, preserving the independence of their operations.

To achieve the objectives described above and subject to satisfactory conclusion of preliminary studies, a company restructuring may be implemented as soon as possible, in order to enable the minority stockholders of Ripasa to acquire shares of Suzano and VCP, respectively, based on the economic value of their Ripasa shares. At the conclusion of this process, in order to increase possible significant synergy gains for all the stockholders, VCP and Suzano will (i) delist Ripasa, (ii) transform Ripasa in a production unit and (iii) sell their respective shares of the products independently.

Through this transaction Suzano and VCP reaffirm their long-term commitment to the paper and pulp industry, which generates significant funds for Brazil and which is strategically important for the country. With this important step, Suzano and VCP strengthen their positions to compete better in the market for pulp and paper worldwide.

José Luciano Penido, VCP's Chief Executive Officer, declared: "This transaction represents an important step for VCP's consolidation in the global pulp and paper market. It also confirms our leading position in the domestic paper market and a low cost pulp producer, with differentiated client services. We are excited with this new opportunity that will add value to our shareholders."

"VCP consolidates its strategy of sustainable growth, confirming it is open to opportunities o organic growth and also M&A, focusing on its 2020 plan, Penido completes.

VCP and Suzano will give further details on this project in this conference call:

Conference call access: Slide / audio webcast via : www.vcp.com.br
In Portuguese: Thursday, Nov 11, 2004 at 2PM ( Brazil time) Access:+11-4613-0501 Password: 3878	In English: Thursday, Nov 11, 2004 at 11AM ( US time) Access: (412) 858-4600 Password: 3878

Votorantim Celulose e Papel S.A. - VCP is one of Brazil ' s largest producers of paper and pulp in terms of sales revenue and total assets, and one of the leading Brazilian producers of printing and writing papers and specialty papers. VCP is an integrated company and uses appropriate technology for each process, which ensures greater efficiency in the production cycle. VCP sells its products in Brazil , and exports to more than 35 countries, on five continents.

Ripasa S.A. Celulose e Papel is listed on the São Paulo stock exchange (Bovespa) under the Level I Corporate Governance standards and produces pulp, printing and writing papers, specialty papers, paperboard and cardboards. In 2003, its net revenue was R$ 1.2 billion, and its consolidated unit sales volume was 522 thousand tons. In the first nine months of 2004 its net revenue was R$ 1.0 billion and its unit sales were 459 thousand tons. Ripasa has four plants in the State of São Paulo, and 86.4 thousand hectares of forests, and 2,822 employees.